Exhibit 99.6

Nevada Geothermal Power Inc.

Dear US Shareholder,

On behalf of Nevada Geothermal Power I am writing to you to ensure you are aware of the Internal Revenue Service (IRS) rules relating to Passive Foreign Investment Companies (PFICs) and you are in a position to manage taxes appropriately.

A foreign corporation is defined a PFIC if 75% of its’ gross income for its’ taxation year is passive – for example interest income.  Emerging companies that raised capital and managed a planned capital investment program typically invest in short term securities while capital investments unfold to maximize shareholder return.  As a result, their income is primarily interest and prior to start up, they may be defined a PFIC.  It is important for investors to be aware of the associated tax considerations.

During fiscal 2009, Nevada Geothermal Power Inc. and its US wholly-owned subsidiary, Nevada Geothermal Power Company is a PFIC.  The Company’s development program at Blue Mountain is proceeding well and we anticipate supplying power to Nevada Power Company in early 2010, as contracted.  In the meantime, it is prudent to invest cash to maximize investor returns, and as a result 2009 income is primarily interest from short term investments.

For our US shareholders, PFIC status requires completion of form 8621 which can be accessed on-line at: http://www.irs.gov/pub/irs-pdf/f8621.pdf with tax returns if:

1.

The company made distributions;

2.

The investor disposed of stock during the year, directly or indirectly; or

3.

The investor chooses to make one of the available elections.

Instructions on how to complete form 8621 can be accessed on-line at:

http://www.irs.gov/pub/irs-pdf/i8621.pdf

Nevada Geothermal can confirm it made no distributions to shareholders during either 2006 or 2007 and shareholders should retain this letter as confirmation.

Stock sales during the year AND/OR IN THE FUTURE may result in taxation as ordinary income unless treatment as a Qualified Electing Fund (QEF) is elected using the attached Form 8621.  We are writing to ensure our investors have the opportunity to consider the election and to file Form 8621 with their tax return if appropriate.  Also, we are providing the attached PFIC Annual Information Statement, in addition to Form 8621, for your tax records.

The attached PFIC Annual Information Statement and this letter should be retained in your tax files.  Form 8621 must be included with your tax return if you sold shares of Nevada Geothermal Power during 2006.  In addition, Form 8621 should be filed with your tax return if, as we anticipate, you prefer capital gains treatment of current and anticipated stock appreciation when you sell.  By filing Form 8621 each year, electing to treat Nevada Geothermal as a QEF (election A) and subsequently electing to Extend Time for Payment of Tax (election D), a shareholder receives tax treatment equivalent to capital gains treatment.

Nevada Geothermal Power Inc.

The Form 8621 elections relate to taxpayers’ personal situations.  Capital gains treatment may not be your preferred election.  We are writing to ensure you are aware of your options and to ensure those shareholders who prefer capital gains treatment know how to achieve it.

We hope this information is helpful to you.  If you would like further information and/or further help with Form 8621, please contact Shelley Kirk at 604-638-8784 or sfkirk@nevadageothermal.com.

Yours truly,

Nevada Geothermal Power Inc.

“SIGNED”

Andrew Studley

Chief Financial Officer